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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2003

                        Commission File Number: 001-13240

                      Empresa Nacional de Electricidad S.A.

                      National Electricity Co of Chile Inc
                 (Translation of Registrant's Name into English)

                                 Santa Rosa 76,
                                 Santiago, Chile
                                  (562) 6309000
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      Form 20-F |X|          Form 40-F |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                            Yes |_|                 No |X|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                            Yes |_|                 No |X|

    Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                  Act of 1934:

                            Yes |_|                 No |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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This report on Form 6-K is incorporated by reference into the Registration
Statement on Form F-4 of Empresa Nacional de Electricidad S.A., Registration No. 333-107533.

[LOGO] ENDESA

FOR IMMEDIATE RELEASE
                                                  Tomas Gonzalez
For further information contact:                  tgonzalez@endesa.cl
Jaime Montero
Investor Relations Director                       Irene Aguilo
Endesa Chile                                      iaguilo@endesa.cl
(56-2) 634-2329
jfmv@endesa.cl                                    Suzanne Sahr
                                                  ssc@endesa.cl

OPERATION OF THE ENDESA CHILE'S BRAZILIAN SUBSIDIARY CACHOEIRA DOURADA S.A. WAS
               STOPPED BY ORDER OF THE GOIAS ENVIRONMENTAL AGENCY

Santiago, Chile, October 6, 2003 - Endesa Chile (NYSE: EOC) today announced that during the night of Friday, October 3, the Goias Environmental Agency issued an order to stop operations of 9 out of the 10 turbines of the hydroelectric plant of our Brazilian subsidiary Cachoeira Dourada S.A. Out of the plant's total capacity of 658 MW therefore, only one 17 MW turbine is operating for technical reasons.

The reasons alleged for this measure are the lack of a respective environmental license for Cachoeira Dourada S.A. to operate an electricity plant. The need to have an environmental license was established by law in Brazil in 1996.

It should be mentioned that Endesa Chile acquired the ownership of Cachoeira Dourada S.A. from the state of Goias through the federal privatization program of 1997. At the time of the privatization, Cachoeira Dourada S.A. did not have the environmental license to operate the plant, as it continues to be the case for all the hydroelectric plants operating in that state.

During 1998, Cachoeira Dourada S.A. began the procedures for obtaining this license from the Federal Environmental Authority (IBAMA) which is the competent Federal authority for granting environmental licenses for all hydroelectric plants that use the federal waters of rivers, including our subsidiary Cachoeira Dourada S.A. The process of obtaining the environmental license continues its normal administrative process before the federal authority and it should be pointed out that Cachoeira Dourada S.A. is the company that is most advanced in this process as compared to the other electricity companies in the state of Goias.

It is therefore clear that the measure taken by the Environmental Authority of the State of Goias is unprecedented in the Republic of Brazil and is arbitrary and discriminatory. We therefore believe it should be lifted soon as it is clear that there is a conflict of competence that cannot be allowed to drag on.

Nevertheless, the subsidiary Cachoeira Dourada S.A. will resort to all administrative and judicial to proceedings to this end.

As stated in our last consolidated financial statements, Cachoeira Dourada S.A. has only one customer, this being the Goias state distributor, CELG, which maintains a lawsuit against our subsidiary and has obtained a court resolution provisionally suspending the payment of invoices as from April this year with respect to the firm energy contract. Under a new court decision, this Goias state distributor shall pay 50% of the contract.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                EMPRESA NACIONAL DE ELECTRICIDAD S.A.


                                BY:     /S/ HECTOR LOPEZ VILASECO
                                        ----------------------------------------
                                                 Hector Lopez Vilaseco

                                                    General Manager

Dated: October 6, 2003